Exhibit 99.4

To:	Optionholder

From:	Privia Health Group, Inc.

Date:

Re:	Notice of Modifications to Option Agreement

This notice is being provided to you because you currently hold one or more options to purchase Shares in the Company (each an “Option”). Each Option was granted pursuant to a stock option agreement between you and the Company (each an “Option Agreement”). You should refer to your Option Agreement(s) or the Second Amended and Restated PH Group Parent Corp. Stock Option Plan (the “Plan”) of Privia Health Group, Inc. (f/k/a PH Group Parent Corp.) (the “Company”) for the meanings of capitalized terms that are used, but not defined, in this notice.

Some or all of your Option(s) vest and/or become exercisable only upon the occurrence of a Liquidity Event. As you know, the Company is contemplating a Public Offering. A Public Offering does not constitute a Liquidity Event under the Plan or the terms of your Option Agreement(s). However, in recognition of the occurrence of this significant milestone, the Board has decided to modify the terms of your Option Agreement(s) as described below which will become effective upon the consummation of a Public Offering.

1.	One Year of Time-Vesting Acceleration. With respect to the portion of your Option that vests solely on the passage of time and your continued service or employment, which may be referred to in your Option Agreement as the “Time-Based Option,” if not already 100% vested, each additional vesting date shall be accelerated by twelve-months. For example, if the remaining vesting dates were January 1, 2022, January 1, 2023, and January 1, 2024, the additional shares would now vest on January 1, 2021, January 1, 2022, and January 1, 2023, respectively.

2.	Converted Performance-Vesting Option. The portion of your Option that vests solely upon the occurrence of a Liquidity Event, which may be referred to in your Option Agreement as the “Performance-Based Option,” will be converted into an Option that is subject to the time-based vesting conditions described below (such Option or portion thereof, the “Converted Time-Based Option”). In connection with the consummation of a Public Offering, the Converted Time-Based Option will become vested as follows:

a.	sixty percent (60%) of the Converted Time-Based Option Shares on the date of the consummation of a Public Offering (the “IPO Date”), but any of these Shares you acquire upon exercise of the Option may not be sold prior to twelve (12) months following the IPO Date;

b.	subject to your continued employment, twenty percent (20%) of the Converted Time-Based Option Shares upon the first anniversary of the IPO Date, but any of these Shares you acquire upon exercise of the Option may not be sold prior to the eighteen (18)-month anniversary of the IPO Date; and

c.	subject to your continued employment, twenty percent (20%) of the Converted Time-Based Option Shares upon the eighteen (18)-month anniversary of the IPO Date, but any of these Shares you acquire upon exercise of the Option may not be sold prior to the second anniversary of the IPO Date.

3.	Liquidity Event No Longer a Condition to Exercise. To the extent that your Option currently provides that it is only exercisable following a Liquidity Event (even though it may be vested), that condition will no longer apply. That is, once your Option is vested it will also be exercisable whether or not a Liquidity Event has occurred. However, your ability to sell any Shares may be limited for some period of time following a Public Offering by a lock-up required by the offering’s underwriters.

4.	Post-Termination Exercise Period. Solely with respect to employees of Company or an Affiliate or subsidiary of Company, if your employment is Terminated for any reason other than Cause, the Vested Portion of your Option will be exercisable for a period of not less than one (1) year following your Termination unless a longer period of time applies in your Option Agreement (however, if the effect of this sentence is to extend the post-termination exercise period of your Option, such extended period will in no event end after the tenth (10th) anniversary of the Date of Grant). If your employment is Terminated for Cause at any time, the entire Option, including the Vested Portion, will be automatically forfeited on the date of your Termination.

5.	Although not an amendment to your Option Agreement(s), in the event of a Public Offering, the transfer restrictions, repurchase rights, tag-along and drag-along rights and obligations set forth in the Appendix to your Option Agreement(s) will terminate with respect to any Shares you acquire upon exercise of your Option(s).

6.	Exercisability of the Option. If any portion of your Option is not subject to the sale restrictions described in Section 2(a), (b) and (c) of this notice and you want to exercise that Option during that no-sale period, you will be deemed to first exercise the portion of the Option that is not subject to the no-sale restrictions.

The amendments described in this notice will only become effective if a Public Offering occurs. The other provisions of this notice apply separately to each Option you hold and except as expressly set forth herein, all other terms and conditions of your Option remain unchanged and in full force and effect. As this notice constitutes an amendment to your Option Agreement, you should retain it with your Option documents. Kindly acknowledge your receipt of this notice and the amendment of your Option Agreement by signing below.

Sincerely

Shawn Morris
Chief Executive Officer

Acknowledged and Agreed

_______________________

Name: